April 22, 2020

Craig H. Stevenson, Jr.
Chief Executive Officer, President, and Director
Diamond S Shipping Inc.
33 Benedict Place
Greenwich, Connecticut 06830

       Re: Diamond S Shipping Inc.
           Registration Statement on Form S-3
           Filed April 16, 2020
           File No. 333-237717

Dear Mr. Stevenson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Edward S. Horton, Esq.